March 3, 2015

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 4720

Attn.: Jeffrey P. Riedler, Assistant Director

RE:	Peregrine Pharmaceuticals, Inc.
Form 10-K for the Year Ended April 30, 2014
Filed on July 14, 2014
File No.: 001-32839

Dear Mr. Riedler:

On behalf of our client, Peregrine Pharmaceuticals, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated February 23, 2015 to Paul J. Lytle, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the year ended April 30, 2014 (the "Form 10-K") which was filed with the Commission on July 14, 2014. For your convenience, the Commission’s comments have been repeated herein in bold, with the Company’s response immediately following each of the Commission’s comments.

Form 10-K for the fiscal year ended April 30, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Integrated Biomanufacturing Subsidiary, page 44

1.	We note Customer A accounting for 91%, 81%, and 44% of your contract manufacturing revenues for 2014, 2013, and 2012, respectively, and that contract manufacturing represents substantially all of your revenues for these periods. Please identify Customer A as requested by Item 101(c)(1)(vii) of Regulation S-K.

The Company advises the Commission that the name of Customer A is Halozyme Therapeutics, Inc. The Company will include in future filings the identity of any customer as required by Item 101(c)(1)(vii) of Regulation S-K, including the following disclosure which will be included under Part I, Item 1 of the Company’s Annual Report on Form 10-K for the year ending April 30, 2015:

“Customers

Contract manufacturing revenue generated by our wholly-owned subsidiary, Avid, has historically been derived from a small customer base. These third-party customers typically do not enter into long-term commitments because their need for drug supply depends on a variety of factors, including the drug’s stage of development, their financial resources, and, with respect to commercial drugs, demand for the drug in the market. Our future results of operations could be adversely affected if revenue from any one of our primary customers is significantly reduced or eliminated. During fiscal years 2015, 2014 and 2013, [% TBD], 91% and 81% of our contract manufacturing revenue was derived from Halozyme Therapeutics, Inc. In addition, during fiscal year 2013, 17% of our contract manufacturing revenue was derived from Bristol-Myers Squibb. ”

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In addition, the Company will include the following disclosure in its Form 10-K for the year ending April 30, 2015 (additions underlined):

“Integrated Biomanufacturing Subsidiary

In addition to our clinical research and development efforts, we operate a wholly-owned (current Good Manufacturing Practices (“cGMP”)) contract manufacturing subsidiary, Avid Bioservices, Inc. (“Avid”). Avid is a Contract Manufacturing Organization that provides fully integrated services from cell line development to commercial cGMP biomanufacturing for us and its third-party customers. In addition to generating revenue from third-party customers, Avid is strategically integrated with us to manufacture all clinical products to support our company-sponsored and investigator-sponsored clinical trials while also preparing for potential commercial launch of bavituximab. Avid’s total revenue generated from third-party customers for fiscal years 2015, 2014 and 2013 amounted to [$ TBD], $22,294,000, and $21,333,000, respectively, of which, [% TBD], 91% and 81% was derived from Halozyme Therapeutics, Inc. In addition, during fiscal year 2013, 17% of Avid’s total revenue was derived from Bristol-Myers Squibb.”

The Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to give me a call at (949) 623-3519.

Very truly yours,

K&L Gates LLP

/s/ Michael A. Hedge

Michael A. Hedge

cc: Paul J. Lytle

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